Filed by DNB Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: DNB Financial Corporation
Commission File No: 001-34242
Date: June 5, 2019

Explanatory Note:  This information is being re-filed to include the “Important Additional Information” and “Participants in the Solicitation” legends that were inadvertently omitted from the original filing.

Message Points
6/5/19

For Internal Use Only – Not for Distribution

What is happening?

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DNB Financial Corporation and S&T Bancorp, Inc. have executed a definitive agreement under which S&T will acquire DNB in a stock transaction valued at approximately $206 million. Under the terms of the agreement, DNB shareholders will receive 1.22 shares of S&T for each share of DNB stock.

What is S&T Bank?

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S&T Bancorp, Inc. is a $7.2 billion bank holding company that is headquartered in Indiana, Pennsylvania and trades on the NASDAQ Global Select Market under the symbol STBA. Its principal subsidiary, S&T Bank, was recently named by Forbes as a 2019 World's Best Bank and a 2018 Best-in-State Bank. Established in 1902, S&T Bank operates in five markets including Western Pennsylvania, Central Pennsylvania, Northeast Ohio, Central Ohio, and Upstate New York. The bank’s website is https://www.stbank.com/.

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With 1,050 employees, it has developed an excellent retail franchise with 60 branches, and is considered a premier commercial lending institution in business and commercial banking. S&T has also been at the forefront of using cutting edge technology not typically found in a bank of its size.

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Like DNB First, S&T employees live and work in the places they serve, and their corporate culture strongly encourages giving back to the community. In 2018, more than 524 employees gave over 5500 hours of community service across the bank’s footprint in three states.

What will happen to my position? When will I know more?

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S&T believes that their commitment to customers starts with employees, and their goal is to create a smooth transition. They value their employees and look forward to welcoming the seasoned, exceptional staff of DNB First to their team.

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While S&T is expected to make final decisions about retention by mid-July, we expect that they will retain most, if not all, retail and other revenue-generating positions. DNB First employees who are not retained will be eligible for outplacement services and severance.

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S&T is planning a meeting for all DNB First employees at 6:00 p.m., on Tuesday, June 18, 2019, at the Crowne Plaza in King of Prussia, to introduce their team and provide you with information about next steps. Please take the time to attend if you can.

When will the merger be completed? What happens until then?

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The transaction is expected to close in fourth quarter 2019, with full operations conversion projected to be completed in early 2020. Until the transaction closes, we will continue to conduct business as usual, as employees of DNB First. Going forward, DNB First will operate under the name of S&T Bank.

Why is this happening?

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As we discussed recently at our annual employee meeting in April, while community banks play a critical role in the nation’s economy, our industry continues to face headwinds on a number of fronts, including technology, regulatory and compliance, competition, and size and scale.

●	This merger will expand S&T Bank’s presence into Southeastern Pennsylvania, building on its successful expansion into Central Pennsylvania in 2015 via its merger with Integrity Bank.
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We are confident that today’s transaction will benefit our four key constituencies – our customers, our shareholders, our employees, and our community – by linking DNB First to another outstanding community banking organization, and we believe this combination will be an excellent strategic and cultural fit.

What can our customers expect? What should I tell them?

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With S&T, DNB First customers will continue to enjoy all the benefits of a community-focused, relationship-driven bank, coupled with access to more advanced technology, expanded lending capacity, and a deeper and broader range of products and services.

●	For the time being, it will be business as usual. As the integration process gets started, we’ll provide customers with details about the merger, their accounts and what to expect in the months ahead.

Tell me more about S&T Bank.

●	S&T has grown over the past 117 years by thoughtfully partnering with community-centric banks such as DNB First. The growth has not changed the Bank's core values:
o	S&T Bank is rooted in traditions of community-driven banking.
o	The Bank strives to serve as a trusted resource, a community asset, a family advisor, a financial anchor, and a source of civic pride.
o	S&T Bank remains as committed to customers today as it was when first opening its doors in 1902.

●	Key historical milestones:
o	The institution began as one office in Indiana County in 1902 under the name of The Savings & Trust Company of Indiana.
o	Condensed history of growth organically and through strategic acquisitions:
●	1980s: UniBank, Homer City State Bank, Union Banking and Trust Company acquisitions
●	1990s: Acquired several offices of Vanguard Savings Bank and Atlantic Financial Savings Bank and acquisition of Peoples Bank of Unity; listed on NASDAQ exchange in 1992
●	2000s: Peoples Financial Corp, Inc. and Irwin Bank and Trust acquisitions
●	2010-2015: Mainline National Bank and Gateway Bank acquisitions; new loan production offices in Akron and Columbus Ohio and Rochester, New York; acquisition of Integrity Bank
●	2019: Expanded presence in Ohio with the opening of retail offices in Hilliard and Cuyahoga Falls, and loan production offices in Independence, Ohio and Buffalo, NY
o	Recently, S&T Bank was proud to be named by Forbes as a 2019 World's Best Bank and a 2018 Best-in-State Bank.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed merger, S&T Bancorp will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement for the shareholders of DNB Financial Corporation and a prospectus for S&T Bancorp. S&T Bancorp and DNB Financial Corporation also plan to file other documents with the SEC regarding the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, DNB Financial Corporation will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement and the proxy statement/prospectus, as well as other filings containing information about S&T Bancorp and DNB Financial Corporation, will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the proxy statement/prospectus, as well as other filings containing information about S&T Bancorp and DNB Financial Corporation, can also be obtained, when available, without charge, from S&T Bancorp’s website (http://www.stbancorp.com/), under the heading “Investor Relations,” and on DNB Financial Corporation’s website, at http://investors.dnbfirst.com/, under the heading “Investor Relations.”

PARTICIPANTS IN THE SOLICITATION

S&T Bancorp, DNB Financial Corporation and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding S&T Bancorp’s directors and executive officers is available in its proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 5, 2019. Information regarding DNB Financial Corporation’s directors and executive officers is available in its proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2019. These documents may be obtained for free at the SEC’s website at www.sec.gov. Other information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC.